Exhibit 99.19

UNDERWRITING AGREEMENT

March 11, 2025

Highlander Silver Corp.

2500 – 100 King Street W., P.O. Box #267

Toronto, Ontario

M5X 1A9

Attention: Daniel Earle, President & Chief Executive Officer

Dear Sir:

The undersigned, Ventum Financial Corp. (the “Lead Underwriter”), BMO Nesbitt Burns Inc., Haywood Securities Inc., National Bank Financial Inc., Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and TD Securities Inc. (each, including the Lead Underwriter, an “Underwriter” and collectively, the “Underwriters”) understand that Highlander Silver Corp., a company organized under the laws of the Province of British Columbia (the “Company”) proposes to issue and sell an aggregate of 20,000,000 common shares (“Common Shares”) in the authorized share structure of the Company (the “Firm Shares”) to the Underwriters. The Underwriters hereby severally, and not jointly, nor jointly and severally, offer to purchase from the Company in the percentages set forth in Section 7.1 of this underwriting agreement (the “Agreement”), all but not less than all of the Firm Shares on a “bought deal” basis, at the purchase price of $1.40 per Firm Share (the “Offering Price”) for aggregate gross proceeds of $28,000,000.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in Section 7.1 of this Agreement) an option (the “Underwriters’ Option”), entitling the Underwriters to purchase severally, and not jointly, nor jointly and severally, up to an additional 3,000,000 Common Shares (the “Option Shares” and together with the Firm Shares, the “Offered Shares”) at the Offering Price for additional aggregate gross proceeds of up to $4,200,000 for the purpose of covering the Underwriters’ over-allocation position. The Underwriters’ Option shall be non-assignable and shall be exercisable, in whole or in part, at any time up to 48 hours before the Closing Time. The offering of the Offered Shares by the Company described in this Agreement are hereinafter referred to as the “Offering”.

The net proceeds of the Offering are intended to be used to fund advancement of the Company’s San Luis Project (as defined herein) as well as for working capital and general corporate purposes. In consideration of the Underwriters’ agreement to purchase the Offered Shares and the other services to be rendered in connection with the Offering, the Company shall pay to the Lead Underwriter, for and on behalf of all of the Underwriters, a cash fee (the “Underwriting Fee”) in an amount equal to 6.0% of the gross proceeds received by the Company from the issue and sale of the Firm Shares and any Option Shares.

The Offering shall take place on a “bought deal” private placement basis to (i) investors in the Offering Jurisdictions (as defined below), pursuant to exemptions under NI 45-106 (as defined below); (ii) investors in the United States, provided, however, that offers and sales of the Offered Shares to U.S. Purchasers (as defined below) by the Underwriters acting through their U.S. Affiliates (as defined below), shall be made in compliance with the U.S. Securities Act and all applicable securities laws of any state of the United States, in each case to persons who the Underwriters and their U.S. Affiliates reasonably believe to be (i) Qualified Institutional Buyers (as defined below) pursuant to the resale of Offered Shares pursuant to Rule 144A (as defined below) under the U.S. Securities Act (as defined below) or (ii) U.S. Accredited Investors (as defined below) on a Substituted Purchasers (as defined below) basis pursuant to Rule 506(b) of Regulation D (as defined below) and/or Section 4(a)(2) under the U.S. Securities Act, and, in each case, similar exemptions under applicable securities laws of any state of the United States and in accordance with all other United States securities laws and the provisions of Schedule “A” to this Agreement; and (iii) investors resident in jurisdictions outside of Canada and the United States to the extent mutually agreed to by the Company and the Underwriters. The Underwriters and the Company acknowledge that Schedule “A” forms part of this Agreement.

The additional terms and conditions of this Agreement are set forth below.

1.	DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)	“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Offering Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Offering Jurisdiction;

(b)	“Agreement” has the meaning given to that term on page 1 of this agreement and includes the schedules hereto;

(c)	“Ancillary Documents” means the Subscription Agreements, and all agreements, certificates (including any certificates representing the Offered Shares and officers’ certificates), notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and pursuant to this Agreement;

(d)	“Anti-Money Laundering Laws” has the meaning given to that term in Section 4.1(ccc) of this Agreement;

(e)	“Applicable Securities Laws” means, collectively, and, as the context may require, the securities laws of the provinces of Canada other than Québec and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(f)	“BCBCA” means Business Corporations Act (British Columbia);

(g)	“business day” means any day, other than: (i) a Saturday or a Sunday, or (ii) a day on which Canadian chartered banks in Vancouver, British Columbia are not open for commercial banking business;

(h)	“Closing” and “Closing Date” have the meanings given to those terms in Section 9.1 of this Agreement;

(i)	“Closing Materials” has the meaning given to that term in Section 8.1(a)(viii) of this Agreement;

(j)	“Closing Time” means 5:00 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Lead Underwriter, on behalf of the Underwriters, on the Closing Date;

(k)	“Commissions” means the securities regulatory bodies (other than stock exchanges) of the Offering Jurisdictions and “Commission” means the securities regulatory body of a specified Offering Jurisdiction;

(l)	“Common Shares” means common shares in the authorized share structure of the Company;

(m)	“Company” has the meaning given to that term on page 1 of this Agreement;

(n)	“CSE” means the Canadian Securities Exchange;

(o)	“Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(p)	“Environmental Laws” means any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, licence, authorization or other binding requirement, or common law, relating to health and safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials or Conditions, and “Hazardous Materials or Conditions” means any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any Environmental Laws;

(q)	“Financial Statements” means the audited annual consolidated financial statements of the Company as at and for the years ended September 30, 2024 and 2023, together with the notes thereto and the auditors’ report thereon, and the condensed interim financial statements for the three months ended December 31, 2024;

(r)	“Firm Shares” has the meaning given to that term on page 1 of this Agreement;

(s)	“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(t)	“Governmental Licences” has the meaning given to that term in Section 4.1(ff) of this Agreement;

(u)	“IFRS” means International Financial Reporting Standards, as the same may be amended or supplemented from time to time;

(v)	“Indemnitor” has the meaning given to that term in Section 10.1 of this Agreement;

(w)	“Issuer Direct Subscriber” has the meaning given to that term in Section 3.4 of this Agreement;

(x)	“Lead Underwriter” has the meaning given to that term on page 1 of this Agreement;

(y)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

(z)	“Lock-Up Period” has the meaning given to that term in Section 5.1(h) of this Agreement;

(aa)	“material adverse effect” means the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, assets, liabilities (contingent or otherwise) of the Company;

(bb)	“material change” has the meaning given to that term in the Securities Act (British Columbia);

(cc)	“material fact” has the meaning given to that term in the Securities Act (British Columbia);

(dd)	“Material Subsidiary” means Reliant Ventures S.A.C. (Peru);

(ee)	“Mineral Title” has the meaning given to that term in Section 4.1(qq) of this Agreement;

(ff)	“misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

(gg)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Properties;

(hh)	“NI 45-102” means National Instrument 45-102 – Resale of Securities;

(ii)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

(jj)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

(kk)	“NI 52-110” means National Instrument 52-110 – Audit Committees;

(ll)	“Offered Shares” has the meaning given to that term on page 1 of this Agreement;

(mm)	“Offering” has the meaning given to that term on page 1 of this Agreement;

(nn)	“Offering Jurisdictions” means the provinces of Canada other than Québec, and “Offering Jurisdiction” means any one of them;

(oo)	“Offering Price” has the meaning given to that term on page 1 of this Agreement;

(pp)	“Option Shares” has the meaning given to that term on page 1 of this Agreement;

(qq)	“Personnel” has the meaning given to that term in Section 10.1 of this Agreement;

(rr)	“Public Record” means all information filed by or on behalf of the Company with the Commissions via SEDAR+ in Canada since October 1, 2022, including without limitation any other information filed with any regulatory securities authority in Canada in compliance, or intended compliance, with any Applicable Securities Laws;

(ss)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A;

(tt)	“Regulation D” means Regulation D under the U.S. Securities Act;

(uu)	“Regulation S” means Regulation S under the U.S. Securities Act;

(vv)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(ww)	“Regulatory Authorities” means collectively the Commissions and the CSE;

(xx)	“Required Permits” has the meaning given to that term in Section 4.1(ll) of this Agreement;

(yy)	“Rule 144A” means Rule 144A under the U.S. Securities Act;

(zz)	“San Luis Project” means the Company’s San Luis mine project located in the Ancash Department, Peru;

(aaa)	“Sanctions” has the meaning given to that term in Section 4.1(ddd) of this Agreement;

(bbb)	“SEDAR+” means the System for Electronic Document Analysis and Retrieval+;

(ccc)	“Selling Firm” has the meaning given to that term in Section 3.2 of this Agreement;

(ddd)	“Services” has the meaning given to that term in Section 13.6 of this Agreement;

(eee)	“Standard Listing Conditions” has the meaning given to that term in Section 5.1(i) of this Agreement;

(fff)	“Subscribers” means the persons who, as purchasers, acquire Offered Shares by duly completing, executing and delivering a Subscription Agreement and any other required documentation;

(ggg)	“Subscription Agreements” means the agreements to be entered into between the Company and each Subscriber in the form agreed to by the Lead Underwriter and the Company;

(hhh)	“Substituted Purchasers” has the meaning given to that term in Section 3.2 of this Agreement;

(iii)	“TMX Group” has the meaning given to that term in Section 12.1 of this Agreement;

(jjj)	“trade” has the meaning given to that term in the Securities Act (British Columbia);

(kkk)	“Underwriters” has the meaning given to that term on page 1 of this Agreement;

(lll)	“Underwriters’ Option” means the option to purchase the Option Shares granted to the Underwriters as set out on page 1 hereof;

(mmm)	“Underwriting Fee” has the meaning given to that term on page 1 of this Agreement;

(nnn)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ooo)	“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

(ppp)	“U.S. Affiliates” means the affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of Financial Industry Regulatory Authority, Inc.;

(qqq)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(rrr)	“U.S. Purchaser” means any purchaser of that: (a) receives or received an offer to purchase the Offered Shares while in the United States; (b) is in the United States (or its authorized signatory is in the United States) at the time the purchaser’s buy order was made or this Agreement was executed or delivered; or (c) is resident in or otherwise subject to the securities laws of the United States in relation to the purchase of the Offered Shares;

(sss)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder; and

(ttt)	“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, any applicable securities laws of any state of the United States and any applicable federal or state laws, rules or regulations related to the registration or regulation of broker-dealers.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.

1.4	Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of the Chief Executive Officer and the Chief Financial Officer, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2.	UNDERWRITERS’ OPTION

2.1	The Company hereby grants to the Underwriters the Underwriters’ Option to purchase severally and not jointly, nor jointly and severally, the Option Shares upon the terms and conditions set forth herein.

2.2	The Underwriters’ Option shall be non-assignable and shall be exercisable, in whole or in part at any time, up to 48 hours before the Closing Time by the Lead Underwriter giving written notice to the Company in advance of such time, specifying the number of Option Shares to be purchased.

3.	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

3.1	Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Firm Shares, and by acceptance of this Agreement, the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Firm Shares. In the event the Underwriters exercise their right pursuant to the Underwriters’ Option to purchase the Option Shares in whole or in part at any time, up to 48 hours before the Closing Time, the Company hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Option Shares requested in the notice of exercise of the Underwriters’ Option.

3.2	The Lead Underwriter shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Shares and shall require any such Selling Firm to, comply with Applicable Securities Laws in the Offering Jurisdictions and with the covenants and obligations given by the Underwriters in this Agreement in connection with the distribution of the Offered Shares. The Underwriters shall, and shall require any Selling Firm to, offer for sale and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold.

3.3	Notwithstanding the foregoing, an Underwriter will not be liable for any breach under this Section 3 or Schedule “A” to this Agreement by another Underwriter or a Selling Firm appointed by another Underwriter.

3.4	The Company understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers for the Offered Shares (“Substituted Purchasers”), if any, or offer and sell any or all of the Offered Shares to Qualified Institutional Buyers or U.S. Accredited Investors in connection with the private placement of the Offered Shares, if any, to U.S. Purchasers only in accordance with the provisions of this Agreement and, without limiting the foregoing, specifically Schedule “A” to this Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Firm Shares, and if the Underwriters’ Option is exercised, the Option Shares being issued by the Company, and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers, Qualified Institutional Buyers or U.S. Accredited Investors. Each Substituted Purchaser shall purchase the Offered Shares at the Offering Price, and to the extent that Substituted Purchasers purchase such Offered Shares, including any Substituted Purchaser that settles a purchase of Offered Shares directly with the Company (an “Issuer Direct Subscriber”), the obligations of the Underwriters to do so will be reduced by the number of such Offered Shares purchased by the Substituted Purchasers, including the Issuer Direct Subscribers, from the Company. Any reference in this Agreement hereafter to “purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

3.5	The distribution of the Firm Shares and any Option Shares shall be offered and sold to Subscribers in reliance on prospectus exemptions under Applicable Securities Laws in the Offering Jurisdictions. Offered Shares may also be offered and sold:

(a)	to U.S. Purchasers only in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule “A” hereto, the provisions of which are agreed to by the Company, the Underwriters and the U.S. Affiliates, and which are hereby incorporated by reference; and

(b)	in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Offered Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions and will not result in the Company inheriting any reporting obligation in such jurisdictions as a result of such transaction.

3.6	The Company will use commercially reasonable efforts to file or cause to be filed all documents required to be filed by the Company in connection with the purchase and sale of the Offered Shares so that the distribution of the Offered Shares may lawfully occur without the necessity of filing a prospectus, offering memorandum or similar disclosure document in Canada.

3.7	Neither the Company nor the Underwriters has or shall (i) provide to prospective Subscribers of the Offered Shares any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Applicable Securities Laws in connection with the offer and sale of the Offered Shares; or (ii) engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offered Shares in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conduct any seminar or meeting concerning the offer or sale of the Offered Shares whose attendees have been invited by any general solicitation or general advertising.

3.8	The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters and be paid out of, and not in addition to, the Underwriting Fee. The Underwriters shall require and shall ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters and shall be responsible for the actions of such other dealers.

3.9	Each Underwriter covenants, represents and warrants to the Company that it will comply with the Applicable Securities Laws of each Offering Jurisdiction or other jurisdiction in which it acts as Underwriter of the Company in connection with the Offering, including any registration obligation. Each Underwriter is also responsible for the actions of its U.S. Affiliates under this Agreement.

3.10	Neither the Company, nor the Underwriters, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by Applicable Securities Laws. For greater certainty, the Company will promptly provide to the Underwriters drafts of any press releases of the Company relating to the Offering for review and comment by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner, and the Company will incorporate in such press releases all reasonable comments of the Underwriters. To deal with the possibility that the Offered Shares may be offered and sold in the United States, any such press release shall contain the following legend and comply with Rule 135e under the U.S. Securities Act: “NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.” In addition, any such press release shall also contain substantially the following disclaimer language: “This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.”

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)	except as publicly disclosed by the Company, since September 30, 2024: (i) there has been no material change (actual, anticipated, contemplated or threatened, financial or otherwise) with respect to the Company and its subsidiaries taken as a whole; (ii) there have been no transactions entered into by the Company or any of its subsidiaries which are material with respect to the Company and its subsidiaries taken as a whole, other than those in the ordinary course of business; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares;

(b)	the Company is a corporation existing under the BCBCA and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is currently carried on, except where the failure to be so registered or licensed would not have a material adverse effect;

(c)	the Material Subsidiary is a corporation existing under the laws of its jurisdiction of formation or continuance and is properly registered or licensed to carry on business under the laws of all jurisdictions in which its business is currently carried on, except where the failure to be so registered or licensed would not have a material adverse effect;

(d)	the Company has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and each of the Company and the Material Subsidiary has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on and as proposed to be carried on;

(e)	the Company has authorized share capital consisting of an unlimited number of Common Shares, of which 81,720,985 Common Shares are issued and outstanding as of the date hereof;

(f)	other than the Company’s stock options, share units or other securities issued pursuant to the Company’s security-based compensation arrangements, no person has any agreement, option, warrant or other right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, option, warrant or other right or privilege for the purchase from the Company of any unissued securities of the Company, except as disclosed in the Public Record;

(g)	neither the Company nor the Material Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any applicable laws, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(h)	all of the issued and outstanding Common Shares have been duly and validly authorized and issued, and are fully paid and non-assessable shares of the Company, and none of the outstanding Common Shares were issued in violation of the pre-emptive or similar rights of any securityholder of the Company;

(i)	on or prior to Closing Time, the issuance of the Offered Shares shall have been duly authorized. Upon receipt of payment therefor, the Offered Shares shall be validly issued as fully paid and non-assessable Common Shares, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(j)	all of the issued and outstanding shares or other equity interests in the Material Subsidiary are owned (either directly or indirectly) by the Company, free and clear of all Liens, and have been duly and validly authorized and issued by the Material Subsidiary, and are fully paid and non-assessable shares or other equity interests of the Material Subsidiary;

(k)	other than the shares or other equity interests in the subsidiaries of the Company, the Company does not own or have any equity interest, directly or indirectly, in any person, except as disclosed in the Public Record;

(l)	the Financial Statements have been prepared in conformity with IFRS applicable to publicly accountable enterprises applied on a consistent basis throughout the periods involved and present fairly in all material respects the consolidated financial position, income / (loss) and comprehensive income / (loss), cash flows and changes in equity of the Company as at the dates of and for the periods referred to in such statements;

(m)	neither the Company nor the Material Subsidiary has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except: (i) as disclosed in the Public Record; or (ii) as incurred in the ordinary course of business by the Company or the Material Subsidiary, as the case may be, and which do not have a material adverse effect;

(n)	no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, the Company or the Material Subsidiary has engaged in any material transaction or arrangement with or will be a party to a material contract with, or has any indebtedness, liability or obligation to, the Company or the Material Subsidiary that will continue after the Closing, except as disclosed in the Public Record or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Company or any of its subsidiaries;

(o)	neither the Company or the Material Subsidiary is in material breach or violation of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Company or the Material Subsidiary, as the case may be, or any resolution of the directors or shareholders of the Company or the Material Subsidiary, as the case may be, or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Company or the Material Subsidiary, as the case may be, and will not give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Company or the Material Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties or assets;

(p)	no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Company in connection with the execution and delivery of, or the performance by the Company of its obligations under, this Agreement, except as required by Applicable Securities Laws in the Offering Jurisdictions with regard to the distribution of the Offered Shares, if any, in the Offering Jurisdictions;

(q)	neither the Company nor the Material Subsidiary is aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would have a material adverse effect;

(r)	this Agreement and the performance of the Company’s obligations hereunder have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are required to authorize this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(s)	the form of certificate for the Common Shares, to the extent that physical certificates are issued for such securities, has been approved by the board of directors of the Company and adopted by the Company, complies with all legal and stock exchange requirements, and does not conflict with the Company’s constating documents;

(t)	there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company or its subsidiaries, the nomination of directors to the board of the Company or the operations or affairs of the Company or the Material Subsidiary;

(u)	when issued and sold by the Company in accordance with the terms hereof, the Offered Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to the Common Shares;

(v)	to the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order: (i) requiring trading in any of the Company’s securities to cease; or (ii) preventing the distribution of the Offered Shares in any Offering Jurisdiction, the United States or any other jurisdiction outside of Canada and the United States, nor instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(w)	Endeavor Trust Corporation, at its principal office in the City of Vancouver, has been duly appointed as registrar and transfer agent for the Common Shares;

(x)	there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Company’s knowledge, threatened (and the Company does not know of any basis therefor) against, or involving the assets, properties or business of, the Company or the Material Subsidiary, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the Company’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments;

(y)	the issued and outstanding Common Shares are listed and posted for trading on the CSE under the symbol “HSLV”;

(z)	there are no third party consents required to be obtained in order for the Company to complete the offering of Common Shares as contemplated by this Agreement except such as have been obtained or will be obtained under Applicable Securities Laws;

(aa)	Davidson & Company LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and there has not been any reportable event (within the meaning of NI 51-102) with such firm or any other prior auditor of the Company or any of its subsidiaries;

(bb)	the Company’s audit committee’s responsibilities and composition comply with NI 52-110;

(cc)	(i) all tax returns required to be filed by the Company and the Material Subsidiary on or prior to the date hereof have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto, have been paid when due, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided, and neither the Company nor the Material Subsidiary is party to any agreement, waiver or arrangement with any taxing authority, which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment thereof; (ii) there is no tax deficiency which has been asserted in writing by any Governmental Authority against the Company or the Material Subsidiary which would have a material adverse effect, and all material tax liabilities are adequately provided for in accordance with IFRS within the Financial Statements of the Company for all periods up to September 30, 2024; (iii) there are no assessments or investigations in progress, pending or, to the knowledge of the Company, threatened against the Company by any Governmental Authority in respect of taxes; and (iv) there are no Liens for taxes upon the assets of the Company, other than Liens for taxes that are not yet due or are not in arrears;

(dd)	except for discussions or negotiations in the ordinary course of business, neither the Company nor the Material Subsidiary is currently party to any agreement in respect of: (i) the purchase of any material assets or property, or any interest therein, or the sale, transfer or other disposition of any material assets or property, or any interest therein, currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets of the Company or otherwise);

(ee)	each of the Company and the Material Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it currently carries on business and neither the Company nor the Material Subsidiary has received any notice of any alleged violation of any such laws, rules and regulations;

(ff)	each of the Company and the Material Subsidiary possess such permits, licences, approvals, consents and other authorizations (collectively, “Governmental Licences”) issued by Governmental Authorities necessary to conduct its business as now operated by it, except where the failure to so possess would not, individually or in the aggregate, have a material adverse effect and all such Governmental Licences are valid and existing and in good standing in all material respects. Each of the Company and the Material Subsidiary is in compliance with the terms and conditions of all such Governmental Licences, except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect;

(gg)	(i) each of the Company and the Material Subsidiary is in compliance, in all material respects, with the provisions of all applicable federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours; (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or the Material Subsidiary that would have a material adverse effect, and, to the knowledge of the Company, none has occurred during the past year; and (iii) no union has been accredited or otherwise designated to represent any employees of the Company or any of its subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or the Material Subsidiary and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or the Material Subsidiary’s facilities and none is currently being negotiated by the Company or the Material Subsidiary;

(hh)	neither the Company nor the Material Subsidiary is in default or breach, in any material respect, of any material real property lease, and neither the Company nor the Material Subsidiary has received any notice or other communication from the owner or manager of any real property leased by the Company or the Material Subsidiary that the Company or the Material Subsidiary is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened;

(ii)	the Company maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets; and neither the Company nor the Material Subsidiary is in default in any material respect as to the payment of premiums or otherwise, under the terms of any such policy;

(jj)	each of the Company and the Material Subsidiary has good and marketable title to all of its material assets and property and, except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any personal property from the Company or the Material Subsidiary that would have a material adverse effect;

(kk)	except for such matters as would not, individually or in the aggregate, have a material adverse effect, (i) neither the Company nor the Material Subsidiary is in violation of any Environmental Laws; and (ii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or the Material Subsidiary, and there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings;

(ll)	the Company the Material Subsidiary have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under the Environmental Laws (the “Required Permits”) required for the operation of the Company’s or the Material Subsidiary’s business as currently operated by them, except where the absence of any Required Permit would not have a material adverse effect and, to the Company’s knowledge, each Required Permit is valid, subsisting and in good standing and the holders of the Required Permits are not in material default or breach thereof and no proceeding is pending or to the knowledge of the Company threatened to revoke or limit any Required Permit except where such breach or default would not have a material adverse effect;

(mm)	neither the Company nor the Material Subsidiary has used, except in compliance with all Environmental Laws or except to the extent that the consequences would not have a material adverse effect, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials or Conditions;

(nn)	there are no ongoing environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiary, except for audits, evaluations, assessments, studies or tests conducted by or on behalf of the Company or the Material Subsidiary or Governmental Authorities in the ordinary course;

(oo)	neither the Company nor the Material Subsidiary has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Material Subsidiary has settled any allegation of non-compliance short of prosecution except where such non-compliance or settlement would not have a material adverse effect. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Material Subsidiary nor has the Company or the Material Subsidiary received notice of any of the same, except in each case, orders or directions which would not have a material adverse effect;

(pp)	neither the Company nor the Material Subsidiary has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws except where such action would not have a material adverse effect. Neither the Company nor the Material Subsidiary has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites, except where such action would not have a material adverse effect;

(qq)	the Company or any of its subsidiaries holds the mineral rights (31 mining concessions and 1 mining claim) making up San Luis Project (“Mineral Title”) recognized in the jurisdiction in which the San Luis Project is located, granting the Company or its subsidiaries with the exclusive right to explore for, develop, extract, and exploit the minerals located within the area of such Mineral Title. All of the mineral rights making up San Luis Project are currently in good standing. In addition, the Company or any of its subsidiaries has all necessary access rights granting the Company or any of its subsidiaries the rights and ability to conduct its currently planned exploration program at the San Luis Project;

(rr)	all payments required to maintain the Mineral Title in good standing have been timely made by the Company or its subsidiaries, and the Company and each of its subsidiaries has complied in all material respects with all applicable laws required to maintain its Mineral Title in good standing except in respect of Mineral Title that the Company or a subsidiary intends to abandon or relinquish;

(ss)	neither the Company nor the Material Subsidiary has received written or oral notice of the termination, cancellation, or declaration of invalidity or unenforceability by any person of any Mineral Title, or has become aware of any intention on the part of, nor has there been any announcement by, any person to terminate, cancel, declare invalid or unenforceable or revoke any or Mineral Title;

(tt)	the San Luis Project (or any interest in, or right to earn an interest in, the San Luis Project) or other assets of the Company or the Material Subsidiary is not subject to any right of first refusal or purchase or acquisition right;

(uu)	there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company or the Material Subsidiary has received notice or of which any of them has knowledge against the Mineral Title of the Company or the Material Subsidiary or any part thereof;

(vv)	to the knowledge of the Company, after due inquiry, all mineral exploration activities on the San Luis Project have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws have been duly complied;

(ww)	to the knowledge of the Company, after due inquiry, there are no material claims with respect to native or indigenous rights currently or pending or, except as disclosed to the Underwriters in writing, threatened with respect to any of the properties of the Company or the Material Subsidiary;

(xx)	the Company is currently in compliance in all material respects with the provisions of NI 43-101;

(yy)	all information relating to the San Luis Project disclosed by the Company in the Public Record has been disclosed in compliance in all material respects with Applicable Securities Laws;

(zz)	all material information relating to the San Luis Project has been disclosed on SEDAR+ by the Company or the previous owner of the San Luis Project;

(aaa)	neither the Company or the Material Subsidiary has outstanding any debentures, notes, mortgages, or other indebtedness that is material to the Company and its subsidiaries taken as a whole;

(bbb)	the minute books and corporate records of the Company and its subsidiaries made available to Blake, Cassels & Graydon LLP, counsel to the Underwriters, in connection with the Underwriters’ due diligence investigations are complete and accurate in all material respects;

(ccc)	the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which they are subject (collectively, “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of its subsidiaries with respect to Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(ddd)	neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent (acting on behalf of the Company), employee or affiliate of the Company or any of its subsidiaries is currently the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or other relevant sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds of the offering of Offered Shares, or lend, contribute or otherwise make available such proceeds to any of its subsidiaries, joint venture partners or other person or entity, for the purpose of financing the activities of any person currently subject to any Sanctions. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent (acting on behalf of the Company), employee or affiliate of the Company or any of its subsidiaries is located, organized or resident in a country or territory that is the subject of Sanctions;

(eee)	neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, any action which constitutes stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares;

(fff)	other than as contemplated hereby, there is no person acting at the request of the Company who is entitled to any commission, finder’s fee, advisory fee, underwriting fee or agency fee in connection with or as a result of the sale of the Offered Shares;

(ggg)	the Company is a reporting issuer in each of British Columbia, Alberta and Ontario, is not in default in any material respect of any requirement under Applicable Securities Laws in British Columbia, Alberta and Ontario and is in compliance, in all material respects, with the by-laws, rules, policies and regulations of the CSE. The Company has not filed any confidential material change report which remains confidential as of the date hereof;

(hhh)	with respect to the forward-looking information contained in the Public Record:

(i)	the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information;

(iii)	all future-oriented financial information and each financial outlook: (A) presents fairly and correctly in all material respects the information contained therein; and (B) is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and

(iv)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(iii)	no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company;

(jjj)	all documents previously published or filed by the Company on SEDAR+ since September 30, 2024 contained no misrepresentations, and complied in all material respects with the requirements of Applicable Securities Laws, and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed under Applicable Securities Laws;

(kkk)	except as disclosed in the Public Record, there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company; and

(lll)	except as disclosed in the Public Record:

(i)	none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous three years or any proposed material transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company; and

(ii)	except for usual employee or consulting arrangements made in the ordinary and normal course of business, the Company is not a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it.

4.2	Each of the Underwriters represents, warrants and covenants to the Company, severally, and not jointly, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)	it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(d)	it will obtain from each Subscriber (other than Issuer Direct Subscribers) a completed and executed Subscription Agreement (including, but not limited to, all certifications, forms and other documentation contemplated thereby or as may be required by applicable Commissions and the policies of the CSE) and deliver such completed Subscription Agreements to the Company at least two (2) business days in advance of Closing;

(e)	none of the Underwriters, any of their respective affiliates or any person acting on behalf of the foregoing have made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States or a U.S. Person; or (ii) any sale or facilitate any sale, as applicable, of Offered Shares to any person in the United States or a U.S. Person, except in compliance with Schedule “A” hereto;

(f)	it and its affiliates and representatives will not solicit subscriptions for Offered Shares except in accordance with the terms and conditions of this Agreement and the Subscription Agreements;

(g)	it and its affiliates and representatives will not make any representations or warranties with respect to, or on behalf of, the Company, other than as set forth in this Agreement or the Subscription Agreements or as otherwise approved by the Company;

(h)	it and its affiliates and representatives use all information it receives from the Company in connection with the Offering only for the purposes of the transactions contemplated herein and for no other purpose and such information if not in the Public Record shall be treated as confidential;

(i)	in respect of the offer and sale of the Offered Shares, it has complied, and will comply with, all Applicable Securities Laws and the policies of the CSE;

(j)	it has not solicited and will not solicit offers to purchase or sell the Offered Shares so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto or the provision of a contractual right of action or the registration of any of the Company’s securities under the laws of any jurisdiction, including the United States; and

(k)	this Agreement constitutes a legal, valid and binding obligation of the Underwriters, enforceable against the Underwriters in accordance with its terms subject to laws relating to creditors’ rights generally, the availability of equitable remedies and except as rights to indemnity and contribution may be limited by applicable law.

4.3	The representations and warranties of the Company and the Underwriters contained in this Agreement shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 13.5.

5.	ADDITIONAL COVENANTS

5.1	The Company covenants and agrees with the Underwriters that it shall:

(a)	file with the CSE all required documents and pay all required filing fees, and do all things required by the rules and policies of the CSE, in order to obtain the requisite acceptance or approval of the CSE for:

(i)	the Offering; and

(ii)	the listing of the Firm Shares and any Option Shares, subject only to Standard Listing Conditions (as defined below), which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b)	during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital of the Company and the Company shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Offering Jurisdictions, and with the rules of the CSE, applicable to the Company as a result of any such change;

(c)	prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Offered Shares to be distributed free of resale restrictions in the Offering Jurisdictions (except a four month and a day hold period restriction under NI 45-102, control person restrictions and restrictions under applicable U.S. securities laws), subject only to the requirements of Applicable Securities Laws;

(d)	use commercially reasonable efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Offering Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(e)	use commercially reasonable efforts to maintain its listing of the Common Shares on the CSE (or a similar stock exchange or quotation system, including the Toronto Stock Exchange) for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase of all of the outstanding common shares of the Company;

(f)	from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement and the Ancillary Documents remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement and the Ancillary Documents materially untrue or incorrect;

(g)	forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(h)	commencing upon the Closing Date, agrees not to, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities convertible or exchangeable into Common Shares, other than pursuant to (i) the exercise of the Underwriters’ Option, (ii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the Closing Date, (iii) property or share acquisitions, (iv) an announcement of an at-the-market offering provided that no Common Shares are actually issued under such offering during the Lock-Up Period (as defined herein); or (v) by way of a private placement to a significant existing shareholder or a new corporate strategic party at the same or higher price as the Offering Price, for a period commencing on the date hereof and ending 120 days following the Closing Date (the “Lock-Up Period”), without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld;

(i)	prior to the Closing Date, have delivered to the Underwriters copies of documents relating to the filings required for the listing and posting for trading on the CSE of the Offered Shares, subject only to satisfaction by the Company of customary post- Closing filings required by the CSE (the “Standard Listing Conditions”);

(j)	use the net proceeds of the Offering substantially in the manner set out on page 1 of this Agreement; and

(k)	use commercially reasonable efforts to cause each of its directors and officers to enter into lock-up agreements concurrently with Closing in form and substance satisfactory to the Lead Underwriter, acting reasonably, that for a period commencing on the date after the Closing Date and ending 120 days thereafter, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, lend, swap, or otherwise dispose of, transfer, assign, or announce any intention to do so, any Common Shares, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, without the consent of the Lead Underwriter on behalf of the Underwriters, subject to customary exceptions, in each case without the consent of the Lead Underwriter on behalf of the Underwriters, such consent not be unreasonably withheld.

6.	UNDERWRITERS’ FEES AND EXPENSES

6.1	In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriting Fee.

6.2	Whether or not the purchase and sale of the Offered Shares shall be completed, all reasonable costs and expenses of or incidental to the sale and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Company including (i) the Underwriters “out-of-pocket” expenses, provided that the Underwriters will not incur such expenses, in the aggregate, greater than $5,000, without the prior written consent of the Company, and (ii) the legal fees and disbursements of the Underwriters’ legal counsel in all jurisdictions to a maximum of $85,000 (plus disbursements and applicable taxes). However, in the event the Offering is terminated due to the failure of the Company to comply with the terms and conditions of this Agreement, then the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the fees and disbursements of the Underwriters’ legal counsel, subject to the limitations herein. All expenses incurred by the Underwriters or on their behalf shall be payable by the Company promptly upon receiving an invoice therefor.

6.3	The Company shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriter and, except to the extent that an Underwriter notifies the Company in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters.

7.	UNDERWRITING PERCENTAGES

7.1	The obligations of the Underwriters hereunder, including the obligation to purchase Firm Shares and if the Underwriters’ Option is exercised, any obligation to purchase Option Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Firm Shares and Option Shares set out opposite the name of the Underwriters below:

Ventum Financial Corp.	40.0%

BMO Nesbitt Burns Inc.	12.5%

Haywood Securities Inc.	12.5%

National Bank Financial Inc.	12.5%

Canaccord Genuity Corp.	7.5%

Stifel Nicolaus Canada Inc.	7.5%

TD Securities Inc.	7.5%

100%

8.	CONDITIONS PRECEDENT

8.1	The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Lead Underwriter on behalf of the Underwriters in its sole discretion:

(a)	The Company shall have delivered to the Underwriters and their legal counsel, as applicable:

(i)	such legal opinions of Borden Ladner Gervais LLP, the Company’s legal counsel (excluding U.S. legal counsel), or other legal counsel in the Offering Jurisdictions addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “B”;

(ii)	a legal opinion of Dorsey & Whitney LLP, the Company’s U.S. legal counsel, addressed to the Underwriters and dated as of the Closing Date in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of the Offered Shares in the United States in the manner contemplated by this Agreement, including Schedule “A”, is not required to be registered under the U.S. Securities Act;

(iii)	favourable title opinion regarding the San Luis Project, dated the Closing Date and in form and substance satisfactory to the Lead Underwriter, acting reasonably;

(iv)	a certificate dated the Closing Date signed by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue and sale of the Offered Shares, the grant of the Underwriters’ Option, the authorization of this Agreement and the Ancillary Documents, the CSE listing and transactions contemplated by this Agreement and the Ancillary Documents; and the incumbency and signatures of the signing officers of the Company;

(v)	a certificate dated the Closing Date signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or other officers acceptable to the Underwriters, acting reasonably, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company, and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)	the Company has complied, in all material respects, with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(B)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened; and

(C)	all of the representations and warranties made by the Company in this Agreement and the Ancillary Documents are true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(vi)	a certificate of good standing (or equivalent) for the Company dated within one business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(vii)	a certificate of the registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the Closing Date; and

(viii)	such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(b)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(c)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(d)	the Company will have, as of the Closing Time, complied, in all material respects, with all covenants and satisfied all terms and conditions of this Agreement and the Ancillary Documents, on its part to be complied with and satisfied at or prior to the Closing Time; and

(e)	all of the representations and warranties made by the Company in this Agreement and the Ancillary Documents will be true and correct as of the Closing Time in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby.

9.	CLOSING

9.1	The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed electronically at the offices of the Company’s counsel, Borden Ladner Gervais LLP in Vancouver, British Columbia at the Closing Time on March 11, 2025 or such other time and date as may be agreed to by the Company and the Underwriters (the “Closing Date”).

9.2	At the Closing, the Company shall issue to CDS Clearing & Depository Services, by way of electronic deposit or certificates in definitive form, registered as directed by the Underwriters, the Offered Shares (other than with respect to Issuer Direct Subscribers) sold in registered form, and deliver to Issuer Direct Subscribers a definitive physical certificate or DRS advice issued to or in respect of each Issuer Direct Subscriber.

9.3	At the Closing Time, the Company shall deliver to the Underwriters such documents set forth in Section 8.1(a).

9.4	If the Company has satisfied all of its obligations under this Agreement, at the Closing the Underwriters shall pay to the Company the aggregate gross proceeds of the sale of the Offered Shares (excluding proceeds from sales of Offered Shares to Issuer Direct Subscribers), less the Underwriting Fee and expenses as provided in Section 6 hereof.

10.	INDEMNITY

10.1	The Company and its subsidiaries or affiliated companies, as the case may be, (collectively, the “Indemnitor”) hereby agree to indemnify and hold the Underwriters, each of their respective subsidiaries and affiliates, and each of their respective directors, officers, employees and agents (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Underwriters and/or their respective Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance or professional services rendered to the Indemnitor by the Underwriters and their respective Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Underwriters and/or their Personnel, provided that the Indemnitor has agreed to such settlement), provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)	the Underwriters and/or their Personnel have been grossly negligent or has committed wilful misconduct or any fraudulent or illegal act in the course of such performance; and

(b)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, wilful misconduct, fraud or illegal act referred to in (a).

10.2	Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including reasonable legal expenses), losses, claims and liabilities that an Underwriter may incur as a result of any action or litigation that may be threatened or brought against an Underwriter.

10.3	If for any reason (other than the occurrence of any of the events itemized in 10.1(a) and (b) above), the foregoing indemnification is unavailable to an Underwriter or any Personnel or insufficient to hold an Underwriter or any Personnel harmless as a result of such expense, loss, claim, damage or liability, the Indemnitor, the Underwriters and such Personnel will contribute to such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Underwriter or any Personnel on the other hand but also the relative fault of the Indemnitor and the Underwriter or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriter or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the Underwriting Fee received by the Underwriter hereunder.

10.4	The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor, the Underwriters, and/or any of their respective Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such entity shall investigate the Indemnitor, the Underwriters, and/or any of the Underwriter’s Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor, the Underwriters shall have the right to employ their own counsel in connection therewith provided such Underwriter acts reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriter for time spent by their Personnel in connection therewith) and out-of-pocket expenses incurred by their respective Personnel in connection therewith shall be paid by the Indemnitor as they occur, provided that the Company shall only be responsible to pay the fees and expenses of one such counsel to the Underwriters in any one jurisdiction.

10.5	Promptly after receipt of notice of the commencement of any legal proceeding against an Underwriter or any of the Underwriters’ Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriter will notify the Indemnitor in writing of the commencement thereof, and throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by an Underwriter to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Underwriter and/or any Personnel except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor would otherwise have under this indemnity had the Underwriter not so delayed in or failed to give the notice required hereunder. The Indemnitor shall on behalf of itself and the Underwriters and/or any Personnel, as applicable, be entitled (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Underwriters and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Underwriter and/or any Personnel, as applicable, and none of the Underwriters and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Underwriters and their Personnel shall have the right to appoint its or their own separate counsel at the Indemnitor’s cost, provided that (i) the employment of such counsel has been authorized by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within 30 days after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Underwriters and/or any Personnel has advised the Underwriters and/or any Personnel in writing that representation of both parties by the same counsel would be inappropriate because there is a conflict of interest between the Indemnitor and the Underwriters and/or any Personnel or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Underwriters and/or any Personnel’s behalf) provided that the Company shall only be responsible to pay the fees and expenses of one such counsel to the Underwriters in any one jurisdiction.

10.6	The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability, which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel. The foregoing provisions shall survive the completion of professional service rendered under this Agreement or any termination of the authorization given by this Agreement.

11.	TERMINATION OF AGREEMENT

11.1	Each of the Underwriters shall have the right to terminate its obligations under this Agreement, including its obligation to purchase Offered Shares, upon delivery of written notice to the Company at any time up to the Closing of the Offering if:

(a)	there is a material change in relation to the Company or a change in any material fact or a new material fact shall arise which has or would be expected to have a material adverse effect on the business, affairs or financial condition of the Company or the market price or value of the Offered Shares;

(b)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limitation, accident, act of terrorism, plague or any change in law or regulation which, in the opinion of the Underwriters, acting reasonably, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company or the market price or value of the Offered Shares;

(c)	there is: (i) an inquiry, action, investigation or other proceeding (whether formal or informal) commenced, announced or threatened or an order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation, the CSE or any applicable securities Regulatory Authority, where wrong doing is alleged or a finding or wrong doing is made in relation to the Company or any one of the officers or directors of the Company (excluding any inquiry, action investigation or other proceeding based upon the activities of the Underwriters); or (ii) any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any securities of the Company is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar Regulatory Authority, the CSE or any other competent authority, and has not been rescinded, revoked or withdrawn; and

(d)	the Company is in breach of a material term, condition or covenant of this Underwriting Agreement that cannot be cured, or any representation or warranty given by the Company in this Underwriting Agreement becomes or is false in any material respect (and cannot be cured).

11.2	The Underwriters shall make reasonable commercial efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Section 11.1 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise their rights under Section 11.1 at any time prior to or at the Closing Time on the Closing Date.

11.3	The rights of termination contained in this Section 11 may be exercised by any Underwriters giving written notice thereof to the Company and the Lead Underwriter at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.

11.4	If the obligations of an Underwriter are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriter shall be limited to the Company’s obligations under Section 6, Section 10 and Section 11.

12.	INTEREST IN TMX GROUP LIMITED

12.1	The Company hereby acknowledges that certain of the Underwriters or their affiliates may own or control an equity interest in the TMX Group Limited (the “TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of the securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

13.	GENERAL

13.1	Any notice to be given hereunder shall be in writing and may be given by electronic mail (email), facsimile or by hand delivery and shall, in the case of notice to the Company, be addressed and faxed or delivered to:

Highlander Silver Corp.

2500 – 100 King Street W., P.O. Box #267

Toronto, ON M5X 1A9

Attention:	Purni Parikh, Senior Vice President Corporate Affairs
Email:	[REDACTED – PERSONAL INFORMATION]

with a copy to:

Borden Ladner Gervais LLP

200 Burrard Street, Suite 1200

Vancouver, BC V7X 1T2

Attention:	Graeme D. Martindale
Email:	[REDACTED – PERSONAL INFORMATION]

and in the case of the Underwriters, be addressed and faxed or delivered to the Lead Underwriter:

Ventum Financial Corp.

733 Seymour Street, Suite 2500

Vancouver, BC V6B 0S6

Attention:	Tim Graham
Email:	[REDACTED – PERSONAL INFORMATION]

with a copy to:

Blake, Cassels & Graydon LLP

1133 Melville Street, Suite 3500

Vancouver, BC V6E 4E5

Attention:	Jamie Kariya
Email:	[REDACTED – PERSONAL INFORMATION]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

13.2	Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this Section 13.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

13.3	This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” engagement letter dated February 19, 2025 and the “upsize letter” dated February 20, 2025.

13.4	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

13.5	Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive and continue in full force and effect, regardless of the closing of the sale of the Firm Shares and any Option Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, for a period of two years following the Closing Date.

13.6	In the ordinary course of its business activities, each of the Underwriters engages in a broad array of trading, foreign exchange and other brokerage activities, and principal investing, as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations, governments and individuals from which conflicting interests or duties, or a perception thereof, may arise. The Company expressly acknowledges and agrees that in the ordinary course of business, each of the Underwriters and its affiliates may at any time (i) invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions, for their own accounts or the accounts of customers, in equity, debt or other securities or financial instruments of the Company or any other company that may be involved in any proposed transaction; and (ii) may provide or arrange financing and other financial services to one or more other companies that may be involved in any proposed transaction as contemplated herein or a competing transaction, in each case whose interests may conflict with those of the Company.

13.7	No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

13.8	The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

13.9	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

13.10	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Each of the Company and the Underwriters irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or relating hereto.

13.11	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

13.12	The parties may sign this Agreement in as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this Agreement and return same to the Underwriters whereupon this Agreement as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

VENTUM FINANCIAL CORP.

By:	(signed) “Tim Graham”
	Name:	Tim Graham
	Title:	Managing Director and Head of Capital Markets, Western Canada

BMO NESBITT BURNS INC.

By:	(signed) “Carter Hohmann”
	Name:	Carter Hohmann
	Title:	Managing Director

HAYWOOD SECURITIES INC.

By:	(signed) “Kevin Campbell”
	Name:	Kevin Campbell
	Title:	Managing Director

NATIONAL BANK FINANCIAL INC.

By:	(signed) “Elian Terner”
	Name:	Elian Terner
	Title:	Managing Director and Head, Global Mining & Metals Investment Banking

[Highlander - Signature Page to Underwriting Agreement]

CANACCORD GENUITY CORP.

By:	(signed) “Matt Reimer”
	Name:	Matt Reimer
	Title:	Director

STIFEL NICOLAUS CANADA INC.

By:	(signed) “Reid Obradovich”
	Name:	Reid Obradovich
	Title:	Managing Director

TD SECURITIES INC.

By:	(signed) “Dorian Cochran”
	Name:	Dorian Cochran
	Title:	Managing Director

[Highlander - Signature Page to Underwriting Agreement]

The foregoing is accepted and agreed to on March 11, 2025, effective as of the date appearing on the first page of this Agreement.

HIGHLANDER SILVER CORP.

By:	(signed) “Daniel Earle”
	Name:	Daniel Earle
	Title:	President and Chief Executive Officer

[Highlander - Signature Page to Underwriting Agreement]

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

1.	As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

(a)	“affiliate” means “affiliate” as defined in Rule 405 under the U.S. Securities Act;

(b)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) under Regulation S; without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(c)	“Disqualification Event” means any disqualification event described in Rule 506(d)(1)(i) to (viii) under Regulation D;

(d)	“Foreign Issuer” shall have the meaning ascribed thereto in Rule 902(e) under Regulation S; without limiting the foregoing, but for greater clarity, it means any issuer that is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) more than 50% of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (ii) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents, (B) more than 50% of the assets of the issuer are located in the United States, or (C) the business of the issuer is administered principally in the United States;

(e)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or any other telecommunications medium, including electronic display or television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(g)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

(h)	“U.S. Accredited Investor Letter” means the United States Accredited Investor Letter in the form attached to the Subscription Agreement;

(i)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(j)	“U.S. Qualified Institutional Buyer Letter” means the Qualified Institutional Buyer Letter in the form attached to the Subscription Agreement.

2.	Representations, Warranties and Covenants of the Underwriters

The Underwriters (on their own behalf and on behalf of any U.S. Affiliate), may offer the Offered Shares to U.S. Purchasers that are (A) Qualified Institutional Buyers to whom such securities shall be resold directly by the Underwriters pursuant to Rule 144A, or (B) U.S. Accredited Investors to whom such securities shall be sold by the Company, as Substituted Purchasers, pursuant to Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and, in each case, in accordance with all securities laws of any state of the United States, on the terms and subject to the conditions of this Schedule “A”. In connection therewith, each of the Underwriters represents, warrants and covenants that:

(a)	It acknowledges that none of the Offered Shares have been nor will be registered under the U.S. Securities Act or any securities laws of any state of the United States and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. It has not offered and sold, and will not offer and sell, any Offered Shares constituting part of its allotment, except (i) in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) to U.S. Purchasers as provided in paragraphs (b) through (l) below. Accordingly, none of the Underwriters, the U.S. Affiliates, any of their affiliates or any persons acting on their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares.

(b)	It has not entered into and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates or the U.S. Affiliates without the prior written consent of the Company. It shall require each U.S. Affiliate and each other affiliate to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and each other affiliate complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or other affiliate, as applicable.

(c)	All offers and sales of Offered Shares in the United States shall be made through a U.S. Affiliate in compliance with all applicable U.S. broker-dealer requirements. Each such U.S. Affiliate is, and will be on the date of each offer or sale of Offered Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

(d)	Each U.S. Affiliate that is selling Offered Shares to U.S. Purchasers that are Qualified Institutional Buyers pursuant to Rule 144A is a Qualified Institutional Buyer.

(e)	In connection with offers and sales of Offered Shares in the United States, none of it, its U.S. Affiliate, its other affiliates or any person acting on its or their behalf has engaged or will engage in (i) any form of General Solicitation or General Advertising, or (ii) any conduct in the United States involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(f)	Any offer, sale or solicitation of an offer to buy Offered Shares to U.S. Purchasers has been or will be made solely to persons that the Underwriter, or its U.S. Affiliate, (i) had a pre-existing business relationship with and had, and continue to have, reasonable grounds to believe were Qualified Institutional Buyers and/or U.S. Accredited Investors, as applicable, immediately prior to making any such offer and on the date hereof, and (ii) was in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Offered Shares (i.e., that it is a sophisticated investor).

(g)	Prior to any (i) resale of Offered Shares by an Underwriter, through its U.S. Affiliate, to any U.S. Purchaser that is a Qualified Institutional Buyer, it will cause such Qualified Institutional Buyer to execute and deliver a Subscription Agreement and the U.S. Qualified Institutional Buyer Letter; and (ii) sale of Offered Shares to any U.S. Purchaser that is a U.S. Accredited Investor by the Company (as a Substituted Purchaser), it will cause such U.S. Accredited Investor to execute and deliver the Subscription Agreement and the U.S. Accredited Investor Certificate, and copies of each executed and delivered Subscription Agreement and U.S. Qualified Institutional Buyer Letter and/or U.S. Accredited Investor Certificate, as applicable, shall be delivered at Closing.

(h)	At least one business day prior to the Closing Date, it will provide the transfer agent, the Company and its counsel with a list of each U.S. Purchaser.

(i)	At Closing, each Underwriter and U.S. Affiliate who made offers or sales of the Offered Shares in the United States will provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Offered Shares in the United States.

(j)	All Offered Shares sold to a U.S. Accredited Investor that is a U.S. Purchaser will bear a legend to the effect contained in the form of Subscription Agreement used for the Offering.

(k)	None of it, its affiliates or any person acting on its or their behalf has engaged or will engage, directly or indirectly, in any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

(l)	As of the Closing Date, with respect to Offered Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, each Underwriter represents that none of (i) the Underwriter (or its U.S. Affiliate), (ii) the Underwriter’s (or its U.S. Affiliate’s) general partners or managing members, (iii) the Underwriter’s (or its U.S. Affiliate’s) directors, executive officers or other officers participating in the offering of the Offered Shares, (iv) Underwriter’s (or its U.S. Affiliate’s) general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Offered Shares or (v) any other person associated with any of the above persons, including any selling group members and any such persons related to such selling group members, that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Offered Shares (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any Disqualification Event.

(m)	As of the Closing Date, the Underwriter represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Offered Shares.

3.	Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants that:

(a)	The Company is and on the Closing Date will be a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares.

(b)	The Company is not, and as a result of the sale of the Offered Shares contemplated hereby will not be, required to be registered as an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(c)	Except with respect to offers and sales to U.S. Purchasers in reliance upon exemptions from registration under the U.S. Securities Act and securities laws of any state of the United States, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (ii) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States or (B) such offeror reasonably believes that the purchaser is outside the United States.

(d)	None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has made or will make any Directed Selling Efforts with respect to the Offered Shares.

(e)	None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant), has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(f)	Any material document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Offered Shares include, or will include, statements to the effect that the securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless exemptions from the registration requirements of the U.S. Securities Act and securities laws of any state of the United States are available. Such statements have appeared, or will appear in any press release or other public statement made or issued by the Company or anyone acting on the Company’s behalf (other than the Underwriters, the U.S. Affiliates and any person acting on its or their behalf, as to whom the Company makes no representation, warranty, agreement or covenant) in connection with the Offered Shares.

(g)	The Company has not sold, offered for sale or solicited any offer to buy, during the period beginning six months prior to the start of the Offering, and will not sell, offer for sale or solicit any offer to buy, during the period ending six months after the completion of the Offering, any of its securities in the United States in a manner that would be integrated with and would cause either of the exemptions from registration provided by Rule 506 of Regulation D, Rule 144A, Section 4(a)(2) of the U.S. Securities Act, or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Offered Shares pursuant to this Schedule “A”.

(h)	The Offered Shares are not, and as of the Closing Time, will not be, and no securities of the same class as the Offered Shares are or will be, (i) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10% for securities so listed or quoted.

(i)	None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Securities Act in connection with the offer and sale of the Offered Shares.

(j)	The Company covenants and agrees that it, its affiliates and any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates or any person acting on any of their behalf, in respect of which no representation is made) will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Offered Shares and is not aware of any person (other than any Dealer Covered Person that has been or will be paid (directly or indirectly)) remuneration for solicitation of purchasers in connection with the sale of any Offered Shares.

(k)	As of the Closing Date, with respect to the offer and sale of the Offered Shares, neither the Company nor any of its or their predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of the Company participating in the offering of the Offered Shares, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale of the Offered Shares (other than any Dealer Covered Person, as to whom no representation is made) is subject to any Disqualification Event.

(l)	The Company will, within prescribed times, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Offered Shares.

(m)	For so long as any of the Offered Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Company will furnish to any holder of the Offered Shares in the United States and any prospective purchaser of the Offered Shares designated by such holder in the United States, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A).

(n)	In connection with the initial resale of the Offered Shares to Qualified Institutional Buyers in the Offering, the Company shall make available to such Qualified Institutional Buyers the information required to be provided pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

(o)	None of the Company’s securities are registered or are required to be registered under Section 12 of the U.S. Exchange Act and the Company does not, and will not upon the offer and sale of the Offered Shares, have a reporting obligation under Section 13 or Section 15(d) of the U.S. Exchange Act.

(p)	None of the Company or any of its predecessors or affiliates has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

EXHIBIT A

TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of common shares of Highlander Silver Corp. (the “Company”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated March 11, 2025, among the Company, Ventum Financial Corp., BMO Nesbitt Burns Inc., Haywood Securities Inc., National Bank Financial Inc., Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and TD Securities Inc., the undersigned hereby certifies as follows:

(a)	each undersigned U.S. Affiliate that offered or sold the Offered Shares in the United States is on the date hereof, and was on the date of each offer and sale of Offered Shares made in the United States, a duly registered broker-dealer under the U.S. Exchange Act and the securities laws of each state in which offers or sales are made (unless exempted from the respective state’s broker-dealer registration requirements), and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and sales of Offered Shares in the United States have been effected in accordance with all U.S. federal and state broker-dealer requirements and in compliance with, or pursuant to exemptions from, the registration or qualification requirements of all applicable securities laws of any state of the United States;

(c)	each undersigned U.S. Affiliate that sold Offered Shares to a U.S. Purchaser that is a Qualified Institutional Buyer pursuant to Rule 144A is a Qualified Institutional Buyer;

(d)	no written material was used or will be used in connection with the offer and sale of the Offered Shares in the United States;

(e)	each offeree in the United States was a Qualified Institutional Buyer or a U.S. Accredited Investor and, on the date hereof, each U.S. Purchaser purchasing Offered Shares is a Qualified Institutional Buyer or a U.S. Accredited Investor;

(f)	no form of General Solicitation or General Advertising was used by the undersigned in connection with the offer or sale of the Offered Shares in the United States, nor have the undersigned solicited offers for or offered to sell the Offered Shares by any means involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(g)	prior to any sale of Offered Shares in the United States, the undersigned obtained properly completed and executed Subscription Agreements for Offered Shares from each purchaser in the United States including either: (i) a United States Qualified Institutional Buyer Letter in the form of Schedule “G” thereto if the Subscriber identified itself as a Qualified Institutional Buyer; or (ii) a U.S. Accredited Investor Letter in the form of Schedule “H” thereto if the Subscriber identified itself as a U.S. Accredited Investor;

(h)	none of the undersigned, or their respective affiliates or any person acting on any of their behalf, has taken or will take any action, directly or indirectly, that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares;

(i)	no form of Directed Selling Efforts were made by the undersigned, or their respective affiliates or any person acting on any of their behalf, in the United States regarding the Offered Shares; and

(j)	all offers and sales of the Offered Shares in the United States have been conducted in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto), unless otherwise defined herein.

DATED this               day of                                           , 2025.

[Underwriter]		[US Affiliate of Underwriter]

By:		By:
	Authorized Signatory		Authorized Signatory

SCHEDULE “B”

LEGAL OPINION

(a)	The Company is a valid and existing company under the laws of the Province of British Columbia and is, with respect to the filing of annual reports with the Registrar of Companies for British Columbia, in good standing as of the date hereof.

(b)	The Company has all necessary corporate power and capacity to carry on its business as presently carried on.

(c)	The Company has the necessary corporate power and capacity to execute and deliver and to perform its obligations under this Agreement and the Ancillary Documents, including but not limited to: (i) issuing and selling the Offered Shares; and (ii) the granting of the Underwriters’ Option.

(d)	The authorized and issued share structure of the Company.

(e)	All necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the Ancillary Documents and the performance by the Company of its obligations hereunder and thereunder and to authorize the issuance, sale and delivery of the Offered Shares and the grant of the Underwriters’ Option.

(f)	This Agreement and all Ancillary Documents have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

(g)	The Offered Shares, when issued against payment therefor in accordance with the terms of this Agreement, will be issued as fully paid and non-assessable common shares in the authorized share structure of the Company.

(h)	The execution and delivery of this Agreement and the Ancillary Documents by the Company and the performance by the Company of its obligations hereunder and thereunder do not and will not result in any breach of any of the terms, conditions or provisions of the notice of articles or articles of the Company, the Business Corporations Act (British Columbia) or Applicable Securities Laws.

(i)	Endeavor Trust Corporation, at its office in the city of Vancouver has been appointed as the transfer agent and registrar for the Common Shares.

(j)	The offering, sale and issuance of the Offered Shares by the Company to purchasers of Offered Shares are exempt from the prospectus requirements of Applicable Securities Laws in the Offering Jurisdictions and the only filing, approval, permit, consent or authorization required to be made, taken or obtained by the Company from the Commissions under Applicable Securities Laws to permit such offering, sale and issuance of such securities by the Company is the filing with the Commissions by or on behalf of the Company, within the prescribed time periods, of a report of the trade on Form 45-106F1, together with the requisite filing fees prepared and executed in accordance with Applicable Securities Laws.

B-1

(k)	The first trade by a purchaser of Offered Shares in the Offering Jurisdictions, other than a trade which is otherwise exempt under Applicable Securities Laws, will be a distribution and will be subject to the prospectus requirements of Applicable Securities Laws unless:

(i)	at the time of such trade, the Company is and has been a “reporting issuer” (within the meaning of Applicable Securities Laws) in an Offering Jurisdiction, for the four months immediately preceding such trade;

(ii)	at the time of such trade, at least four months have elapsed from the date of distribution of the Offered Shares;

(iii)	certificates, if any, representing Offered Shares and, to the extent issued prior to four months and one day after the distribution date of the Offered Shares were issued carrying the legend required by subsection 2.5(2)3(i) of National Instrument 45-102 – Resale of Securities (“NI 45-102”), or, if the circumstances in subsection 2.5(2)3.1 of NI 45-102 apply, the purchaser received written notice containing the legend restriction notation set out in subsection 2.5(2)3(i) of NI 45- 102;

(iv)	such trade is not a “control distribution” as defined in NI 45-102;

(v)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(vi)	no extraordinary commission or consideration is paid to a person or company in respect of such trade; and

(vii)	if the purchaser is an “insider” or “officer” of the Company (as such terms are defined under Applicable Securities Laws), the purchaser has no reasonable grounds to believe that the Company is in default of “securities legislation”, as such term is defined in NI 14-101.

B-2